SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of October 2019

Copa Holdings, S.A.

(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda

Urbanización Costa del Este

Complejo Business Park, Torre Norte

ParqueLefevre

Panama City, Panama

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Press Release - COPA HOLDINGS APPOINTS NEW MEMBER TO ITS BOARD OF DIRECTORS

Mr. Roberto Artavia Loria has informed the Company’s Board of Directors of his decision to resign as an independent member of the Board as of August 15, 2019 to focus on new personal endeavors. The Company takes this opportunity to thank Mr. Artavia for his commitment and multiple contributions to Copa Holdings.

As per the Company’s by-laws, the Board’s Nominating and Corporate Governance Committee initiated a search for a new independent Board member, and on a meeting held on September 26, 2019 it recommended the selection of Mrs. Julianne Canavaggio as an independent director of the Company, to serve until the next Annual Shareholders’ Meeting in May of 2020. Mrs. Canavaggio will also join the Company’s Audit Committee.

Mrs. Canavaggio is a Managing Director and Head of Central America and the Caribbean for Lazard, where she oversees financial advisory for the region. In addition to her professional responsibilities, she has been active in various public policy initiatives relating to diversity and equal opportunity. Mrs. Canavaggio graduated with highest honors from Harvard University, where she earned her AB in Applied Mathematics – Economics. She also earned a Juris Doctor degree with honors from Tulane University.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)
Date: 10/16/2019
	By:	/s/ José Montero
Name: José Montero Title: CFO